Exhibit 99.1

RECENT DEVELOPMENTS

Restrictions on Repatriation of Cash from Venezuela

We are facing difficulties in repatriating increasingly significant amounts of cash generated by our operations in Venezuela. We have generally submitted monthly requests to the Venezuelan authorities for the remittance in U.S. dollars of the cash generated in local currency by our Venezuelan branch. However, since receiving our last approval in September 2013, we have been unable to obtain any approvals to remit in U.S. dollars any of our local currency cash located in Venezuela. We have engaged in negotiations with the Venezuelan government in an effort to resolve this problem, but to date these negotiations have been unsuccessful.

In January 2014, the Government of Venezuela announced that certain sectors of the economy, including airlines, would have to request remittances abroad at the rate of the Ancillary Foreign Currency Administration System (Sistema Complementario para la Adquisición de Divisas), or SICAD, instead of the rate of the Commission for the Administration of Currency Exchange (Comisión de Administración de Divisas), or CADIVI. A regulation issued on January 23, 2014 requires that remittances requested through CADIVI be approved at the official exchange rate prevailing at the time the requests were filed, but that remittances not yet requested be converted at a SICAD auction exchange rate, which cannot be predicted with certainty. The most recent SICAD auction exchange rate on March 31, 2014 resulted in a significantly reduced valuation of the bolivar (VEF 10.7 = US$1.00) compared to the CADIVI rate for remittances (VEF 6.3 = US$1.00). Recently, the Venezuelan government has issued a series of differing statements with respect to the various exchange rates that might be applicable to future cash remittances, including a rate as of March 26, 2014 from an alternative market known as SICAD II (VEF 51.3 = US$1.00). As a result, there is substantial uncertainty with respect to the exchange rate that might apply to any future remittance of our local currency cash in Venezuela.

As of December 31, 2013, our unremitted cash in Venezuela had accumulated to approximately VEF 2.01 billion (approximately US$325.9 million, including available-for-sale securities, or 44.3% of our total cash and cash equivalents, based on the applicable official exchange rates at such date). Currently, the most recent SICAD auction exchange rate applicable to unsubmitted amounts and other unapproved amounts is VEF 10.7 = US$1.00. If this rate were to be applied to all of our Venezuelan cash balances at December 31, 2013, the dollar value of such cash would be reduced from US$325.9 million to US$188.3 million, and we would be obligated to recognize a loss for the difference. If the most recent SICAD II rate were applied to our entire cash balances in Venezuela our loss would be even greater. See Note 6(f) in our audited financial statements filed on Form 6-K with the Securities and Exchange Commission on March 3, 2014.

IFRS does not permit us to establish reserves against our cash, and for this reason we have not done so. Nevertheless, due to the substantial uncertainty regarding our ability to remit our local currency cash balances from Venezuela, we cannot give you any assurance as to the exchange rate at which such balances might be converted and/or when we might be able to repatriate such balances, if at all. Our inability to convert such balances into U.S. dollars at a favorable exchange rate and to repatriate them could have a material adverse effect on our liquidity, financial condition and results of operations.

To reduce our exposure to further accumulations of unremitted cash in Venezuela, we have substantially reduced our service to Venezuela and have taken other actions to restrict the sale of tickets in Venezuela. These service reductions can be expected to have a significant adverse effect on our consolidated operating revenues and consolidated net income beginning in the first quarter of 2014, as our revenues from operations to and from Venezuela were significant prior to this reduction in service, representing approximately 5.3% of our consolidated operating revenue for 2013.

Valórem Arbitration

On February 17, 2014, an arbitration panel determined that, contrary to the claims of Valórem, an entity controlled by Avianca S.A.’s former controlling shareholder, our subsidiary Avianca S.A., or Avianca, is not liable for COP 361,000 million (approximately US$180 million) of pension liabilities of Avianca’s ground staff prior to December 2001, the date on which the shareholders of Avianca and the shareholders of ACES (an entity controlled by Avianca S.A.’s former controlling shareholder) agreed on the framework contract for the combination of both companies.

In addition, the arbitration panel determined that although Avianca acted in good faith, certain contractual flaws resulted in Valórem’s payment of certain amounts which it was not obligated to pay. Therefore, Avianca was ordered to reimburse COP 14,386 million (approximately US$7.1 million) to Valórem. As of December 31, 2013, we had reserved a net amount of approximately US$5.9 million in respect of the Valórem arbitration. Finally, the arbitration panel required Valórem to reimburse Avianca for COP 990 million (approximately US$450,000) of legal expenses. We believe the arbitration panel’s ruling is final.

New Maintenance, Repair and Operations (MRO) Facility in Medellín

We are currently in negotiations to enter into a lease agreement for property near Medellín, Colombia where we intend to construct a new Maintenance, Repair and Operations (MRO) facility for our exclusive use. The new facility is currently scheduled to be in operation by 2016. We believe that the new MRO facility will afford us flexibility for future expansion and will enable us to achieve economies of scale in our maintenance operations across the regions we serve.

Colombian Local Bond Amendment

In January 2014, Avianca amended its Series A bonds due 2014, Series B bonds due 2016 and Series C bonds due 2019, each issued in the Colombian local market, which we refer collectively as the Local Bonds. The amendment, among other things, changed the applicable leverage ratio from 3.5 to 1 to 4.5 to 1, allows Avianca to guarantee permitted debt, expanded permitted investments and increased the dividends Avianca is permitted to pay us from 12% to 20% of Avianca’s EBITDA for the fiscal year prior to such payment.

Grounding of Fokker 50 Fleet

On February 3, 2014, we took preventative action to ground our fleet of ten Fokker 50 turboprop aircraft (including four that were inactive) following an engine malfunction in one of the Fokker 50 aircraft in Cali, Colombia. We are in the process of replacing our entire fleet of Fokker 50s with ATR72s, however, we have not yet received all of the ATR72s we have ordered. Many of the destinations that these Fokker 50s previously served cannot accommodate jet aircraft, therefore, in some cases we have been unable to allocate other aircraft to operate flights to these destinations and are currently not able to meet demand for these routes. In addition, we incurred significant maintenance costs in the first quarter of 2014 and under IFRS will be required to reflect a write-off expense in connection with this grounding.

Potential Brazilian Cargo Initiative

We are currently evaluating certain alternatives with respect to cargo service in Brazil, including a possible venture with our affiliate Ocean Air Linhas Aereas S.A., or OceanAir. In connection with such venture, we are evaluating the possible sublease to OceanAir of one new Airbus A330 cargo freighter that we expect to receive in the second quarter of 2014. The terms and conditions of any such venture with OceanAir are expected to be on market terms but have not yet been finalized and remain uncertain at this time. Any such venture with OceanAir would likely require, and be subject to, approvals of the relevant Brazilian regulatory authorities.

Colombian Pilots Labor Union

Pursuant to a recent judicial order, we were required to resume our suspended negotiations with the Colombian Association of Civil Aviators, or ACDAC, on March 21, 2014, and if no agreement can be met after such negotiations prior to April 10, 2014, the matter will be submitted to binding arbitration.

2013 Annual Dividend

On March 25, 2014, our shareholders approved the declaration of a dividend of COP 75 (approximately US$0.04) per share on each of our common and preferred shares, which is expected to be paid on April 25, 2014.

New Aircraft

Since December 31, 2013, we have accepted delivery of five new aircraft, consisting of one A319, two A321 and two ATR72 aircraft. We financed four of these aircraft with export credit agency support and one aircraft via sale leaseback.

Initial Public Offering and Listing on the New York Stock Exchange

On November 5, 2013 we priced an initial public offering of our American Depositary Shares, or ADSs, each of which represent eight shares of our preferred stock, at a price of $15.00 per ADS. We offered and sold 12,500,000 ADSs in the offering (or 45.9% of the total offering) and certain selling shareholders offered and sold 14,734,910 ADSs in the offering (or 54.1% of the total offering). Substantially all of our net proceeds from the initial public offering were used to finance our fleet modernization plan.

First Quarter 2014 Outlook

We expect certain recent events, including those described above, to have an adverse impact on our operational results for the first quarter of 2014. In particular, we believe the reduction, and simultaneous redeployment, of our capacity, expressed in ASKs, to Venezuela and the grounding of our Fokker fleet (resulting in a reduction of flights on specific routes) will affect our first quarter 2014 revenues. In addition, we expect our operating costs to increase significantly in the first quarter of 2014 due to increased costs associated with the redeployment of the aforementioned capacity to other markets, one-time write-offs related to our exercise of a lease purchase option for two Boeing 767-200 aircraft (which resulted in our purchasing these aircraft above market value), maintenance costs and write-offs associated with the grounding of our Fokker 50 fleet as well as increased costs associated with launching our new route between Bogotá and London. This impact in our revenues and these expenses are expected to materially affect our operating profits for the first quarter of 2014.

Selected Financial and Operating Data

The following tables present selected consolidated financial and operating data as of the dates and for the periods indicated. We prepare consolidated financial statements in accordance with IFRS in U.S. dollars. You should read this information in conjunction with our consolidated financial statements filed with the Securities and Exchange Commission on Form 6-K on March 3, 2014.

The selected consolidated financial information as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements prepared in accordance with IFRS filed with the Securities and Exchange Commission on Form 6-K on March 3, 2014.

	As of December 31,
	2013	2012	2011
	(in US$ thousands)

BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$735,577	$402,997	$288,726
Restricted cash	23,538	6,547	1,815
Available-for-sale securities	—	19,460	—
Accounts receivable, net of provision for doubtful accounts	276,963	202,962	186,353
Accounts receivable from related parties	26,425	29,427	7,836
Expendable spare parts and supplies, net of provision for obsolescence	53,158	48,796	45,235
Prepaid expenses	46,745	54,512	51,603
Assets held for sale	7,448	9,832	28,339
Deposits and other assets	125,334	105,028	295,609

Total current assets	1,295,188	879,561	905,516
Non-current assets:
Available-for-sale securities	14,878	13,165	30,052
Deposits and other assets	189,176	221,558	221,712
Accounts receivable, net of provision for doubtful accounts	32,441	64,540	41,755
Accounts receivable from related parties	—	24,001	56,167
Intangible assets	363,103	344,908	340,496
Deferred tax assets	50,893	73,644	70,513
Property and equipment, net	3,233,358	2,699,546	2,309,477

Total non-current assets	3,883,849	3,441,362	3,070,172

Total assets	$5,179,037	$4,320,923	$3,975,688

	As of December 31,
	2013	2012	2011
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$314,165	$282,145	$283,520
Accounts payable	509,129	488,568	449,695
Accounts payable to related parties	7,553	7,309	13,746
Accrued expenses	134,938	181,802	119,235
Provisions for legal claims	14,984	7,903	11,060
Provisions for return conditions	33,033	7,598	10,987
Employee benefits	52,392	57,241	44,390
Air traffic liability	564,605	468,789	417,745
Other liabilities	27,432	29,470	38,333

Total current liabilities	1,658,231	1,530,825	1,388,711
Non-current liabilities:
Long-term debt	1,951,330	1,572,299	1,375,994
Accounts payable	2,735	3,041	19,596
Provisions for return conditions	56,065	59,297	57,792
Employee benefits	276,284	400,831	340,366
Deferred tax liabilities	7,940	2,528	2,134
Other liabilities non-current	11,706	—	—

Total non-current liabilities	2,306,060	2,037,996	1,795,882

Total liabilities	3,964,291	3,568,821	3,184,593
Equity:
Common stock	83,225	92,675	92,675
Preferred stock	41,398	19,473	19,988
Additional paid-in capital on common stock	236,342	263,178	263,178
Additional paid-in capital on preferred stock	467,498	270,061	279,112
Retained earnings	351,102	68,153	96,167
Revaluation and other reserve	28,857	25,418	27,059

Total equity attributable to the Company	1,208,422	738,958	778,179
Non-controlling interest	6,324	13,144	12,916

Total equity	1,214,746	752,102	791,095

Total liabilities and equity	$5,179,037	$4,320,923	$3,975,688

	For the Year Ended December 31,
	2013	2012	2011
	(in US$ thousands)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,862,397	$3,550,559	$3,182,953
Cargo and other	747,207	719,097	611,475

Total operating revenue	4,609,604	4,269,656	3,794,428

Operating expenses:
Flight operations	82,872	84,774	79,934
Aircraft fuel	1,325,763	1,305,396	1,123,547
Ground operations	343,812	321,552	279,607
Aircraft rentals	273,643	255,566	214,861
Passenger services	143,512	132,823	115,049
Maintenance and repairs	188,659	222,705	228,280
Air traffic	180,140	169,650	177,407
Sales and marketing	584,468	522,645	500,822
General, administrative and other	257,273	206,666	184,700
Salaries, wages and benefits	674,951	644,901	561,331
Depreciation, amortization and impairment	169,580	122,080	126,507

Total operating expenses	4,224,673	3,988,758	3,592,045

Operating profit	384,931	280,898	202,383
Interest expense	(113,330)	(122,112)	(90,778)
Interest income	11,565	25,006	33,649
Derivative instruments	(11,402)	(24,042)	(3,164)
Foreign exchange	23,517	(56,788)	1,600

Profit before income tax	295,281	102,962	143,690
Total income tax expense	(46,460)	(64,705)	(43,814)

Net profit for the year	$248,821	$38,257	$99,876

CASH FLOW DATA
Net cash provided by operating activities	$544,642	$391,226	$330,312
Net cash (used in) investing activities	(483,259)	(300,805)	(371,179)
Net cash provided by financing activities	289,294	16,744	57,001

OTHER FINANCIAL DATA
Adjusted EBITDAR(1)	$828,154	$658,544	$543,751
Operating margin(2)	8.4%	6.6%	5.3%
Adjusted EBITDAR margin(3)	18.0%	15.4%	14.3%

	For the Year Ended December 31,
	2013	2012	2011
OPERATING DATA(4)(5)
Total passengers carried (in thousands)	24,625	23,093	20,455
Revenue passengers carried (in thousands)(6)	23,865	22,425	19,909
Revenue passenger kilometers (RPK) (in millions)(7)	31,186	29,072	26,368
Available seat kilometers (ASK) (in millions)(8)	38,762	36,545	33,136
Load factor(9)	80.5%	79.6%	79.6%
Block hours(10)	483,204	466,439	429,712
Average daily aircraft utilization(11)	10.1	10.2	9.9
Average one-way passenger fare	161.8	158	160
Yield(12)	12.4	12.2	12.1
Passenger revenue per ASK (PRASK)(13)	10.0	9.7	9.6
Operating revenue per ASK (RASK)(14)	11.9	11.7	11.5
Cost per ASK (CASK)(15)	10.9	10.9	10.8
CASK excluding fuel	7.5	7.3	7.4
Revenue ton kilometers (RTK)(16)	838	748	695
Available ton kilometers (ATK)(17)	1,403	1,198	1,087
Gallons of fuel consumed (in thousands)	406,143	388,066	350,122
Average price of jet fuel into plane (net of hedge) (US$/gallon)	3.27	3.33	3.15
Average stage length (kilometers)(18)	1,025	1,056	1,063
On-time domestic departure(19)	67.4%	66.4%	70.1%
On-time international departure(20)	80.4%	79.2%	79.3%
Completion rate(21)	98.0%	98.3%	98.3%
Technical dispatch reliability(22)	99.4%	99.5%	99.3%
Departures	253,967	247,365	228,056
Average daily departures	696	678	627
Airports served at period end	98	98	110
Routes served at period end	170	169	168
Direct sales as % of total sales(23)	31.0%	33.3%	32.1%
Full-time employees and cooperative members at period end	19,153	18,071	17,360
Revenue per full-time employee plus cooperative members (US$)	241	236	219

(1)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization and impairment and aircraft rentals , minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit to Adjusted EBITDAR for the specified periods:

	Year Ended December 31,
	2013	2012	2011
Net profit for the year	$248,821	$38,257	$99,876
Add: Income tax expense	46,460	64,705	43,814
Add: Depreciation, amortization and impairment	169,580	122,080	126,507
Add: Aircraft rentals	273,643	255,566	214,861
Minus: Interest expense	(113,330)	(122,112)	(90,778)
Minus: Interest income	11,565	25,006	33,649
Minus: Derivative instruments	(11,402)	(24,042)	(3,164)
Minus: Foreign exchange	23,517	(56,788)	1,600

Adjusted EBITDAR	$828,154	$658,544	$543,751

(2)	Operating margin represents operating profit divided by total operating revenue.
(3)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(4)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(5)	Operating data does not include regional operations in Central America except for airports served at period end, routes served, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(6)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(7)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(8)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(9)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(10)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(11)	Average number of block hours operated per day per average number of passenger aircraft.
(12)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(13)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(14)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(15)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(16)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.
(17)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(18)	The average number of kilometers flown per flight.
(19)	Percentage of domestic scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(20)	Percentage of international scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(21)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 48 hours’ notice).
(22)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(23)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013 and the notes thereto filed with the Securities and Exchange Commission on Form 6-K on March 3, 2014. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2013, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,300 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the year ended December 31, 2013, we transported approximately 24.6 million passengers and 318,700 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 21.5% from $3,794.4 million in 2011 to $4,609.6 million in 2013, and our consolidated operating profit increased 90.2% from $202.4 million for the year ended December 31, 2011 to $384.9 million in 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 17.0% and 20.4%, respectively, from 2011 to 2013 and during the same period increased our load factor from 79.6% to 80.5%.

Our recent growth has been driven primarily by our network integration and rising demand for passenger and cargo services in the Latin American region. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by an improvement in economic conditions in Latin America and in our core markets over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2010 to 2013 in Latin America, Colombia, Peru and El Salvador of approximately 4.0%, 4.7%, 6.7% and 1.8%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to carry more business and leisure passengers, grow revenues and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses increased by 5.9% for the year ended December 31, 2013, compared to the prior year, primarily as a result of growth in our operations. Our CASK excluding fuel increased 1.9% for the year ended December 31, 2013 compared to the prior year. We are now implementing the second stage of our integration plan, which focuses primarily on integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2013, we derived approximately 83.8% of our operating revenue from passenger transportation, and 16.2% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

Consolidation

As of and for the year ended December 31, 2013, our consolidated financial statements included the results of the co-issuers and guarantors, as well as other entities. The following table sets forth certain financial statement data of the co-issuers as of and for the year ended December 31, 2013:

Entity	Our ownership interest	Assets	Liabilities	Net assets	Revenue	Net Results	Adjusted EBITDAR
(In thousands of US$)
Avianca Holdings S.A.	—	5,179,037	3,964,291	1,214,746	4,609,604	248,821	828,154
Avianca Leasing, LLC(1) (2) (3)	Sole Member	265,095	270,285	(5,190)	1,618	(5,187)	1,396
Grupo Taca Holdings Limited(1) (2)	100.00%	1,873,525	1,570,702	302,823	1,540,830	(20,043)	208,779

(1)	Unaudited amounts shown prior to intercompany eliminations at consolidated level.
(2)	Avianca Leasing, LLC and Grupo Taca Holdings Limited are consolidated and included within the figures of Avianca Holdings shown above.
(3)	Avianca Leasing, LLC is a special purpose entity with no equity although we have control of the entity as sole member as stated in the Operating Declaration of the company.

The following table shows the percentages for each item shown of each co-issuer compared to Avianca Holdings’ consolidated amounts as of and for the year ended December 31, 2013:

Entity	Assets	Liabilities	Net assets	Revenue	Net Results	Adjusted EBITDAR
(In thousands of US$)
Avianca Holdings S.A.	100%	100%	100%	100%	100%	100%
Avianca Leasing, LLC(1) (2) (3)	5%	7%	0%	0%	(2)%	(1)%
Grupo Taca Holdings, Limited(1) (2)	36%	40%	25%	33%	(8)%	25%

(1)	Unaudited amounts shown prior to intercompany eliminations at consolidated level.
(2)	Avianca Leasing, LLC and Grupo Taca Holdings Limited are consolidated and included within the figures of Avianca Holdings shown above.
(3)	Avianca Leasing, LLC is a special purpose entity with no equity although we have control of the entity as sole member as stated in the Operating Declaration of the company.

The following table sets forth certain financial statement data of the guarantors as of and for the year ended December 31, 2013:

Entity	Our ownership interest	Assets	Liabilities	Net assets	Revenue	Net Results	Adjusted EBITDAR
Avianca(1) (2)	99.98%	3,299,727	2,820,806	478,921	3,018,266	258,552	604,437
Taca International Airlines, S.A.(2) (3)	96.84%	764,887	691,693	73,194	629,066	(17,130)	29,893
Líneas Aéreas Costarricenses, S.A.(2) (3)	92.40%	367,248	381,482	(14,234)	325,874	(22,402)	40,024
TransAmerican Airlines, S.A.(2) (3)	100.00%	385,074	346,012	39,062	573,282	(17,763)	59,753

(1)	We own 100.00% of our subsidiary Latin Airways Corp. Latin Airways Corp. owns 99.98% of Avianca. Avianca’s equity represents approximately 100% of Latin Airways Corp.’s assets.
(2)	Unaudited amounts shown prior to intercompany eliminations at consolidated level.
(3)	Taca International Airlines, S.A., Líneas Aéreas Costarricenses, S.A., and TransAmerican Airlines, S.A.’s figures are consolidated within the figures of Grupo Taca Holdings Limited above.

The following table shows the percentages for each item shown of each guarantor compared to Avianca Holdings’ consolidated amounts as of and for the year ended December 31, 2013:

Entity	Assets	Liabilities	Net assets	Revenue	Net Results	Adjusted EBITDAR
(In thousands of US$)
Avianca(1) (2)	64%	71%	39%	65%	104%	73%
Taca International Airlines, S.A.(2) (3)	15%	17%	6%	14%	(7)%	4%
Líneas Aéreas Costarricenses, S.A.(2) (3)	7%	10%	(1)%	7%	(9)%	5%
TransAmerican Airlines, S.A.(2) (3)	7%	9%	3%	12%	(7)%	7%

(1)	We own 100.00% of our subsidiary Latin Airways Corp. Latin Airways Corp. owns 99.98% of Avianca. Avianca’s equity represents approximately 100% of Latin Airways Corp.’s assets.
(2)	Unaudited amounts shown prior to intercompany eliminations at consolidated level.
(3)	Taca International Airlines, S.A., Líneas Aéreas Costarricenses, S.A., and TransAmerican Airlines, S.A.‘s figures are consolidated within the figures of Grupo Taca Holdings Limited above.

Results of Operations

Operating revenue

Passenger revenue. We recognize passenger revenue, including revenue from redemption of rewards under our LifeMiles loyalty program, when transportation service is provided, which we refer to as “flown revenue”. Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of available seat kilometers (ASKs), which represent the number of seats available on our aircraft multiplied by the number of kilometers the seats are flown. Our passenger usage is measured in terms of revenue passengers kilometers (RPKs), which represent revenue passengers multiplied by the kilometers these passengers fly. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer.

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. We perform periodic evaluations of our air traffic liability relating to unused tickets, and any resulting adjustments to revenue, which can be significant, are recorded in our consolidated statement of comprehensive income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate these estimates and assumptions and adjust air traffic liability and passenger revenues as necessary.

Cargo and other. We recognize cargo and courier revenue when transportation and/or services are provided. We carry cargo in our dedicated freighter fleet and, to the extent we have excess capacity, in the bellies of our passenger aircraft. We operate our domestic Colombian courier operations primarily through our DEPRISA brand. Our cargo yield is the average price paid per one kilometer to fly one metric ton of cargo. Cargo revenue is a function of the total metric tons of cargo carried and cargo yield. Courier revenue is a function of the number of packages shipped and the price per package. Our cargo capacity is measured in terms of available ton kilometers (ATKs), which represent our cargo metric ton capacity multiplied by kilometers flown. Our cargo usage is measured in terms of revenue ton kilometers (RTKs), which represent the total metric tons carried multiplied by the kilometers the cargo is flown. Our cargo load factor is determined by dividing RTKs by ATKs.

Our other revenue-generating activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Our other revenues also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Passenger:
Capacity (in ASKs, in millions)	38,762	36,545	33,136
Load factor(1)	80.5%	79.6%	79.6%
Yield (in U.S. cents)(2)	12.4	12.2	12.1
Total passengers (in thousands)	24,625	23,093	20,455
Cargo:
Capacity (in ATKs, in millions)	1,403	1,198	1,087
Load factor(3)	60.0%	62.5%	64.0%
Yield (in U.S. cents)(4)	0.51	0.54	0.50
Cargo (metric tons)	318,700	299,370	271,958
RASK (in U.S. cents)(5)	11.9	11.7	11.5

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(4)	Average amount paid to fly one metric ton of cargo one kilometer.
(5)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2013, fuel represented approximately 31.4% of our total operating expenses and 28.8% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, general and administrative expenses, maintenance and repairs, air traffic, depreciation, amortization and impairment, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2013, we purchased approximately 28% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2012 to 2013, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased 4.0% from an average of $94.1 per barrel to an average of $97.9 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	406,143	388,066	350,122

*	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	377,696	360,374	324,644
Available seat kilometers (in millions)	38,762	36,545	33,136
Gallons per ASK (in thousandths)	9.7	9.9	9.8

*	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 30% to 50% of our projected next 12-month fuel consumption. As of December 31, 2013 we had hedges in place for approximately 37% of our projected next 12 month fuel consumption through trust mechanisms and futures, forwards and options contracts. See “—Quantitative and Qualitative Disclosure of Market Risk—Fuel.”

Salaries, wages and benefits. Our salaries, wages and benefits costs related to personnel expenses (including cockpit crew, flight attendants and maintenance, airport and commercial and administrative personnel) have historically increased as our business has grown due to the growth in the number of our employees required to support our increased capacity. In some cases, we adjust salaries of our employees based on changes in the cost of living in the countries where these employees work.

Sales and marketing. Our sales and marketing expenses consist primarily of payments made to travel agents and credit card companies for ticket sales and also include fees related to reservation systems and global distribution systems. Costs related to sales through direct channels, including sales from our ticket offices, our call centers, direct agents and our websites are also included in selling costs. In 2013, travel agents received average commissions, consisting of base commissions and back-end incentives, equal to approximately 3.2% of ticket prices for ticket sales made in Colombia and 4.2% of ticket prices for ticket sales made in other countries. Base commissions are accounted for as deferred assets and are expensed when transportation is provided. Back-end incentive commissions, which are incentives for particular travel agencies and are paid on a periodic basis based on the achievement of certain sales targets set by us, are expensed when the sale occurs. Back-end incentive commissions are calculated based on the actual amount of sales of a travel agency compared to the target. We have encouraged travel agencies to move from standard base commissions to back-end incentive compensation based on sales volume. During the last three years, our commission expense has decreased as a percentage of our passenger revenue, and we believe it may decrease further as a result of an industry-wide trend to increase the proportion of sales made through direct channels.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative personnel expenses, general services and legal and other professional fees. They also include local taxes, such as municipal taxes on sales in Colombia (each municipality has a different rate but the average tax rate is approximately 1% of sales generated in each municipality). Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on all services and products that we purchase but do not collect value added taxes on all revenue, therefore creating a mismatch between the collected and paid value added tax in Colombia, thus creating an additional expense.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2013, we held 73, or 43%, of our total 171 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2013, the average term remaining on our aircraft operating leases was two years and ten months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2013, we held two, or 1%, of our total 171 aircraft under finance leases. As of December 31, 2013, we owned 96, or 56%, of our total 171 aircraft.

Maintenance and repairs. Our maintenance and repairs expenses consist primarily of repairs of aircraft components, engines and equipment and routine maintenance for aircraft. We account for engine and other aircraft components overhaul expenses by using the deferral method pursuant to which the cost of the overhaul is capitalized and then amortized until the shorter of the period to the next overhaul (based on total flying hours of each overhauled engine or estimated cycles for other aircraft components) and the end of the lease term. Maintenance of flight and aircraft equipment costs is generally correlated with departures and block hours.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft. These costs are reviewed annually and adjusted as appropriate. Our line maintenance and our airframe heavy maintenance for all fleet types are performed by us at our hubs in Bogotá, Colombia and San Salvador, El Salvador. Line maintenance at other domestic and international destinations is carried out by third-party contractors. We outsource all of our engine and certain other heavy maintenance on aircraft components.

Air traffic. Our air traffic expenses consist primarily of airport facilities expenses, airport outsourced personnel, and costs related to passenger compensation for interrupted or over-booked flights.

Depreciation, amortization and impairment. Our depreciation, amortization and impairment costs include depreciation of aircraft assets owned or under finance leases, depreciation of non-aircraft assets, amortization of capitalized projects owned or under finance leases and amortization of intangible assets. Depreciation, amortization and impairment costs also include impairment expense, which consists of fleet retirement charges including impairment charges for spare parts.

Passenger services. Our passenger services costs consist primarily of costs related to meals and beverages, baggage handling, in-flight entertainment and other costs related to aircraft and airport handling services. These expenses are directly related to the number of passengers we carry and the number of flights we operate, as well as the type of service provided.

Flight operations. Our flight operations expense consists primarily of insurance coverage for hull and liabilities (passenger liability, third-party liability), hull war, hull deductible and war excess and also include hotel accommodation, per diem expense, and training costs. We insure in the London reinsurance market.

Interest income, interest expense, derivative instruments and foreign exchange

Interest income. Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets and gains on interest rate hedging instruments. Interest income is recognized as accrued using the effective interest rate method.

Interest expense. Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and losses on interest rate hedging instruments. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized using the effective interest method.

Derivative instruments. Derivative instruments include the net effect of changes in fair value of financial instruments as a result of variation in the market value of our instruments.

Foreign exchange. Foreign exchange consists primarily of the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of Colombian pesos against U.S. dollars.

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2013.

Colombia. The corporate income tax statutory rate was 33% in 2010, 2011 and 2012, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. For tax year 2013, due to a tax reform enacted in December 2012, the corporate income tax rate was reduced to 25%.

Additionally, a new income tax for equity called Impuesto sobre la renta para la equidad, or CREE, with a 9% tax rate, is applicable for 2013, 2014 and 2015. The CREE tax rate will be reduced permanently to 8% starting in 2016. CREE has a similar taxable base to the corporate income tax except for loss carryforward and special deductions such as productive fixed assets that are not deductible. Corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca is lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2029 through a Legal Stability Contract signed with the Colombian government.

Between 2007 and 2010, an equity tax was levied for taxpayers with a net worth of over COP 3,000 million ($1.7 million). Between 2011 and 2014, an equity tax is being levied at varying rates for taxpayers with a net worth of over COP 1,000 million ($0.6 million). Pursuant to Colombian GAAP, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as a deferred liability, amortized over the four-year term of the current equity tax, applying installments in the corresponding periods. Pursuant to IFRS standards, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as an expense with a provision recorded from the moment the Company had a present obligation.

El Salvador. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues. This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30% tax rate. A presumptive income tax based on gross revenue has a 1% tax rate unless the tax profit and loss statement generates losses. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate is 30%, and the taxable base is the net profit for the year (that includes some permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue. This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

Panama. Revenues at our holding company generated by foreign operations are not subject to taxation in Panama in accordance with Panamanian legislation since it is not deemed to be earning active income from Panamanian sources.

Bahamas. The Commonwealth of the Bahamas does not impose income taxes on companies organized under its jurisdiction. Revenues of our subsidiary Grupo Taca Holdings generated by foreign operations are not subject to taxation in accordance with the legislation of the Bahamas. However, the subsidiaries of Grupo Taca Holdings are subject to local taxes in the jurisdictions in which they operate.

Deferred income tax. Deferred tax is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated using the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2012 and 2013, we determined that we would generate sufficient taxable income to realize our deferred tax assets.

Factors Affecting Comparability

Seasonality

We expect our quarterly operating results to continue to fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs.

Changes in foreign exchange rates

The average foreign exchange rate of the Colombian peso to the U.S. dollar for 2011, 2012 and 2013 were COP 1,847.0, COP 1,797.7 and COP 1,868.9, respectively. The 4.0% average depreciation of the Colombian peso between these years had a negative effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2013.

Results of Operations for the Years Ended December 31, 2012 and December 31, 2013

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2013	2012	2013	2012	2012 to 2013
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,862,397	$3,550,559	83.8%	83.2%	8.8%
Cargo and other	747,207	719,097	16.2%	16.8%	3.9%

Total operating revenue	4,609,604	4,269,656	100.0%	100.0%	8.0%

	Year Ended December 31,				% Change
	2013	2012	2013	2012	2012 to 2013
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	82,872	84,774	1.8%	2.0%	(2.2)%
Aircraft fuel	1,325,763	1,305,396	28.8%	30.6%	1.6%
Ground operations	343,812	321,552	7.5%	7.5%	6.9%
Aircraft rentals	273,643	255,566	5.9%	6.0%	7.1%
Passenger services	143,512	132,823	3.1%	3.1%	8.0%
Maintenance and repairs	188,659	222,705	4.1%	5.2%	(15.3)%
Air traffic	180,140	169,650	3.9%	4.0%	6.2%
Sales and marketing	584,468	522,645	12.7%	12.2%	11.8%
General, administrative, and other	257,273	206,666	5.6%	4.8%	24.5%
Salaries, wages and benefits	674,951	644,901	14.6%	15.1%	4.7%
Depreciation, amortization and impairment	169,580	122,080	3.7%	2.9%	38.9%

Total operating expenses	4,224,673	3,988,758	91.6%	93.4%	5.9%

Operating profit	384,931	280,898	8.4%	6.6%	37.0%

Interest expense	(113,330)	(122,112)	(2.5)%	(2.9)%	(7.2)%
Interest income	11,565	25,006	0.3%	0.6%	(53.8)%
Derivative instruments	(11,402)	(24,042)	(0.2)%	(0.6)%	(52.6)%
Foreign exchange	23,517	(56,788)	0.5%	(1.3)%	141.4%

Profit before income tax	295,281	102,962	6.4%	2.4%	186.8%

Total income tax	(46,460)	(64,705)	(1.0)%	(1.5)%	(28.2)%

Net profit for the year	$248,821	$38.257	5.4%	0.9%	550.4%

Net profit

Our net profit for the year was $248.8 million in 2013, a 550.4% increase over $38.3 million in 2012, primarily as a result of a 37.0%, or $104.0 million, increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, our revamped LifeMiles loyalty program and improved customer service. We recorded a net gain on foreign exchange of $23.5 million in 2013 compared to a net loss of $56.8 million in 2012, primarily as a result of the average 4.0% depreciation of the Colombian peso against the U.S. dollar in 2013, which produced a gain in 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets. During 2013, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $236.7 million, a 98.8% increase over $119.1 million in 2012. Our operating revenue per ASK (RASK) was 11.9 and 11.7 cents for the years ended December 31, 2013 and 2012, respectively.

Operating revenue

Our operating revenue was $4,609.6 million in 2013, an 8.0% increase over $4,269.7 million in 2012, as a result of a $311.8 million increase in passenger revenue and a $28.1 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.9 cents in 2013, a 1.8% increase over 11.7 cents in 2012, primarily as a result of the implementation of improvements in our revenue management practices, consolidation of our combined network and the growth of other lines of revenue, primarily our LifeMiles loyalty program and cargo, in each case, as explained more fully below.

Passenger revenue. Our passenger revenue was $3,862.4 million in 2013, an 8.8% increase over $3,550.6 million in 2012, primarily as a result of a 6.6% increase in passengers carried in 2013, from 23.1 million in 2012 to 24.6 million in 2013, reflecting our 6.1% capacity increase (consisting of a 4.2% increase in international capacity and a 13.6% increase in our domestic capacity) in terms of ASKs in 2013, resulting in a 7.3% increase in RPKs. Our passenger load factor increased from 79.6% in 2012 to 80.5% in 2013 despite our 6.1% capacity increase in 2013. Our passenger yield increased 1.4% from 12.2 cents in 2012 to 12.4 cents in 2013.

Cargo and other. Our revenue from cargo and other was $747.2 million in 2013, a 3.9% increase over $719.1 million in 2012, primarily as a result of a 4.3% increase in cargo and courier revenues, from $484.1 million in 2012 to $504.7 million in 2013.

Our cargo revenues increased in 2013 despite of a 5.9% decrease in cargo yields (from 0.54 cents in 2012 to 0.51 cents in 2013) which was more than offset by a 12.0% increase in traffic in terms of RTKs (from 748 million in 2012 to 838 million in 2013) and a 17.1% increase in our cargo capacity in terms of ATKs, primarily as a result of a freighter fleet transition from Boeing 767-200 to Airbus A330-200F which have 56% more capacity than the Boeing aircraft. As our capacity grew at a higher rate than our usage, our cargo load factor decreased from 62.5% in 2012 to 60.0% in 2013.

Our other operating revenues were $242.5 million in 2013, a 3.2% increase over $235.0 million in 2012, primarily as a result of an $11.1 million increase in LifeMiles revenue related to incremental sales to partners and incremental mile redemptions. In 2013, LifeMiles revenues accounted for 58.7% of our total other operating revenues, air transport-related services provided to third parties accounted for 11.0%, aircraft leases accounted for 10.0% and other sources such as service charges, excess baggage, interline revenues and ticket penalties accounted for the remaining 20.4%.

Operating expenses

Operating expenses were $4,224.7 million in 2013, a 5.9% increase over $3,988.8 million in 2012, primarily as a result of a $61.8 million increase in sales and marketing expense, a $50.6 million increase in general and administrative expense, a $30.1 million increase in salaries, wages and benefits expense, a $22.3 million increase in ground operations expense and a $20.4 million increase in aircraft fuel expense. As a percentage of operating revenue, operating expenses decreased from 93.4% in 2012 to 91.6% in 2013.

Our operating expenses excluding aircraft fuel cost increased at the same pace, 8.0%, as our operating revenue, reflecting our efforts to manage controllable costs. As a result, our CASK excluding fuel increased 1.9% in 2013. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2013	2012	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.42	3.57	(4.2)%
Salaries, wages and benefits	1.74	1.76	(1.3)%
Sales and marketing	1.51	1.43	5.4%
Ground operations	0.89	0.88	0.8%
Aircraft rentals	0.71	0.70	1.0%
Maintenance and repairs	0.49	0.61	(20.1)%
General, administrative, and other	0.66	0.57	17.4%
Air traffic	0.46	0.46	0.1%
Depreciation, amortization and impairment	0.44	0.33	31.0%
Passenger services	0.37	0.36	1.9%
Flight operations	0.21	0.23	(7.8)%

Total	10.90	10.91	(0.1)%
Total (excluding fuel)	7.48	7.34	1.9%

Aircraft fuel. Aircraft fuel expense was $1,325.8 million in 2013, a 1.6% increase over $1,305.4 million in 2012, primarily as a result of a 4.7% growth in fuel consumption during 2013 reflecting a 3.6% increase in our block hours, partially offset by a 1.8% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $3.33 per gallon in 2012 to an average of $3.27 per gallon in 2013. Our higher aircraft fuel expense in 2013 was also partially offset by gains of $3.1 million in 2013, from settlements of our fuel hedge instruments. As a result of the foregoing, our cost of fuel per ASK decreased 4.2% in 2013.

Salaries, wages and benefits. Salaries, wages and benefits expense was $674.9 million in 2013, a 4.7% increase over $644.9 million in 2012, primarily as a result of a 6.0% increase in total personnel, from 18,071 at December 31, 2012 to 19,153 at December 31, 2013, mainly related to growth of our operations during 2013, particularly as a result of the growth in our domestic Peruvian operations, increases in variable bonus compensation, cost of living adjustments related to relocating some of our employees to Bogotá and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits decreased by 1.3% from 1.76 cents in 2012 to 1.74 cents in 2013.

Sales and marketing. Sales and marketing expenses were $584.5 million in 2013, an 11.8% increase over $522.6 million in 2012, primarily as a result of an increase in travel agent costs and other commissions due to an 8.8% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses increased 5.4% from 1.43 cents in 2012 to 1.51 cents in 2013.

Ground operations. Ground operations expense was $343.8 million in 2013, a 6.9% increase over $321.6 million in 2012, primarily as a result of a 2.7% increase in departures in 2013 compared to 2012, due to the introduction of new routes during 2013. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations increased 0.8% from 0.88 cents in 2012 to 0.89 cents in 2013.

General, administrative and other. General, administrative and other expenses were $257.3 million in 2013, a 24.5% increase from $206.7 million in 2012, primarily due to a decrease in gain on sale of assets of $15.8 million and an increase in professional fees related to fleet renewal, legal claims and special project implementation, including our U.S. initial public offering and the issuance of our 8.375% Senior Notes due 2020. In terms of unit cost per ASK, general, administrative and other expenses increased 17.4% from 0.57 cents in 2012 to 0.66 cents in 2013.

Aircraft rentals. Aircraft rentals expense was $273.6 million in 2013, a 7.1% increase over $255.6 million in 2012, primarily as a result of our incorporation of five new aircraft (four A320s, and one A330) under operating leases in 2013, which contributed to the total number of our aircraft under operating leases increasing from 70 at December 31, 2012 to 73 at December 31, 2013. In terms of unit cost per ASK, aircraft rentals increased 1.0% from 0.70 cents in 2012 to 0.71 cents in 2013.

Maintenance and repairs. Maintenance and repairs expense was $188.7 million in 2013, a 15.3% decrease from $222.7 million in 2012, primarily as a result of lower maintenance reserves and engine expenses related to the retirement of our Boeing freighter fleet, the benefits of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by creating a modern and homogenous fleet. In terms of unit cost per ASK, maintenance and repairs decreased 20.1% from 0.61 cents in 2012 to 0.49 cents in 2013.

Air traffic. Air traffic expense was $180.1 million in 2013, a 6.2% increase over $169.7 million in 2012, primarily as a result of a 2.7% increase in departures and the addition of new routes added to our network in 2013, partially offset by initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic remained stable at 0.46 cents in 2013.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $169.6 million in 2013, a 38.9% increase over $122.1 million in 2012, primarily due to maintenance events amortization of $31.9 million and a $20.5 million increase in aircraft depreciation as a result of the incorporation of five new owned aircraft related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization and impairment expense increased 31.0% from 0.33 cents in 2012 to 0.44 cents in 2013.

Passenger services. Passenger services expense was $143.5 million in 2013, a 8.0% increase over $132.8 million in 2012, primarily as a result of a 6.6% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 1.9% from 0.36 cents in 2012 to 0.37 cents in 2013.

Flight operations. Flight operations expense was $82.9 million in 2013, a 2.2% decrease from $84.8 million in 2012, primarily as a result of an 3.6% increase in our block hours, partially offset by a decrease in training costs and a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK, flight operations expense decreased 7.8% from 0.23 cents in 2012 to 0.21 cents in 2013.

Operating profit and operating margin

Our operating profit was $384.9 million in 2013, a 37.0% increase over $280.9 million in 2012. Our operating margin increased from 6.6% in 2012 to 8.4% in 2013 as a result of our expenses increasing at a lower rate, 5.9%, than did our total operating revenues, 8.0%, primarily due to an 8.8% increase in passenger revenue and a 3.9% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $113.3 million in 2013, a 7.2% decrease from $122.1 million in 2012, primarily as a result of $20.6 million of one-time event charges related to the phaseout of older aircraft in our cargo fleet in connection with our fleet modernization plan registered in 2012, partially offset by an increase in the average interest rate of our debt from 4.17% in 2012 to 4.47% in 2013.

Interest income. Interest income was $11.6 million in 2013, a 53.8% decrease from $25.0 million in 2012, primarily as a result of lower average interest rate on deposits at banks during 2013, which rate averaged 2.37% in 2013 compared to 2.88% in 2012.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). In 2013 we recognized a $11.4 million loss in fair value of derivative instruments compared to a loss of $24.0 million in 2012, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net gain on foreign exchange of $23.5 million in 2012 compared to a net loss of $56.8 million in 2012, primarily as a result of the 9.0% depreciation of the Colombian peso against the U.S. dollar at December 31, 2013 compared with the Colombian peso exchange rate at December 31, 2012, which produced a gain in 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $40.3 million in 2013, a 19.2% decrease compared to current income tax expense of $49.9 million in 2012. Our deferred income tax expense was $6.2 million in 2013, a 58.4% decrease from $14.8 million in 2012.

Our total effective tax rate decreased from 62.9% in 2012 to 15.8% in 2013, primarily as a result of exchange rate differences as of December 31, 2013 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes) and other non-deductible expenses.

Additionally, our international flights income tax credit increased following the increase in our current income tax.

Results of Operations for the Years Ended December 31, 2011 and December 31, 2012

The following table sets forth certain income statement data for the periods indicated:

	Year Ended December 31,				% Change
	2012	2011	2012	2011	2011 to 2012
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,550,559	$3,182,953	83.2%	83.9%	11.5%
Cargo and other	719,097	611,475	16.8%	16.1%	17.6%

Total operating revenue	4,269,656	3,794,428	100.0%	100.0%	12.5%
Operating expenses:
Flight operations	84,774	79,934	2.0%	2.1%	6.1%
Aircraft fuel	1,305,396	1,123,547	30.6%	29.6%	16.2%
Ground operations	321,552	279,607	7.5%	7.4%	15.0%
Aircraft rentals	255,566	214,861	6.0%	5.7%	18.9%
Passenger services	132,823	115,049	3.1%	3.0%	15.4%
Maintenance and repairs	222,705	228,280	5.2%	6.0%	(2.4)%
Air traffic	169,650	177,407	4.0%	4.7%	(4.4)%
Sales and marketing	522,645	500,822	12.2%	13.2%	4.4%
General, administrative, and other	206,666	184,700	4.8%	4.9%	11.9%
Salaries, wages and benefits	644,901	561,331	15.1%	14.8%	14.9%
Depreciation, amortization and impairment	122,080	126,507	2.9%	3.3%	(3.5)%

Total operating expenses	3,988,758	3,592,045	93.4%	94.7%	11.0%

Operating profit	280,898	202,383	6.6%	5.3%	38.8%
Interest expense	(122,112)	(90,778)	(2.9)%	(2.4)%	34.5%
Interest income	25,006	33,649	0.6%	0.9%	(25.7)%
Derivative instruments	(24,042)	(3,164)	(0.6)%	(0.1)%	659.9%
Foreign exchange	(56,788)	1,600	(1.3)%	0.0%	(3,649.3)%

Profit before income tax	102,962	143,690	2.4%	3.8%	(28.3)%
Income tax current	(49,884)	(31,881)	(1.2)%	(0.8)%	56.5%

Income tax deferred	(14,821)	(11,933)	(0.3)%	(0.3)%	24.2%

Net profit for the year	$38,257	$99,876	0.9%	2.6%	(61.7)%

Net profit

Our net profit for the year was $38.3 million in 2012, a 61.7% decrease over $99.9 million in 2011, primarily as a result of non-operating losses from foreign exchange translation adjustments. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of the average 2.7% appreciation of the Colombian peso against the U.S. dollar, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets. During 2012, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $119.1 million, a 17.4% increase over $101.4 million in 2011, primarily as a result of a 38.8% increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, our revamped LifeMiles loyalty program and improved customer service.

Our 2012 net profit also reflects the impact in 2012 of our service to Peruvian domestic destinations, which was launched in 2011 following significant investment and did not reach the break-even point by December 31, 2012.

Operating revenue

Our operating revenue was $4,269.7 million in 2012, a 12.5% increase over $3,794.4 million in 2011, as a result of a $367.6 million increase in passenger revenue, and a $107.6 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.7 cents in 2012, a 2.0% increase from 11.5 cents in 2011, primarily as a result of the implementation of improvements in our revenue management practices and consolidation of our combined network and the growth of other lines of revenue, primarily our LifeMiles loyalty program and cargo, in each case as explained more fully below.

Passenger revenue. Our passenger revenue was $3,550.6 million in 2012, an 11.5% increase over $3,183.0 million in 2011, primarily as a result of a 12.7% increase in passengers carried in 2012, from 20.5 million in 2011 to 23.1 million in 2012, reflecting our 10.3% capacity increase (consisting of a 7.9% increase in international capacity and a 21.2% increase in our domestic capacity) in terms of ASKs in 2012. Our passenger load factor remained stable at 79.6% for both 2011 and 2012 despite our 10.3% capacity increase in 2012. Our passenger yield increased 0.8% from 12.1 cents in 2011 to 12.2 cents in 2012.

Cargo and other. Our revenue from cargo and other was $719.1 million in 2012, a 17.6% increase over $611.5 million in 2011, primarily as a result of a 15.0% increase in cargo and courier revenues, from $420.9 million in 2011 to $484.1 million in 2012.

Our cargo revenues increased in 2012 primarily as a result of a 7.6% increase in cargo yields (from 0.50 cents in 2011 to 0.54 cents in 2012) which reflected improved cargo revenue management practices to increase yields by focusing on more profitable routes and a 7.6% increase in traffic in terms of RTKs (from 695 million in 2011 to 748 million in 2012) and a 10.2% increase in our cargo capacity in terms of ATKs, primarily as a result of new routes and incremental capacity in key markets. As our capacity grew at a higher rate than our usage, our load factor decreased from 64.0% in 2011 to 62.5% in 2012.

Our other operating revenues were $235.0 million in 2012, a 23.3% increase over $190.6 million in 2011, primarily as a result of a $38.9 million increase in LifeMiles revenue related to incremental sales to partners and incremental mile redemptions. In 2012, LifeMiles revenues accounted for 55.8% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.4%, 9.3% was derived from aircraft leases and the remaining 24.5% was derived from other sources such as service charges, excess baggage, interline revenues and ticket penalties.

Operating expenses

Operating expenses were $3,988.8 million in 2012, an 11.0% increase over $3,592.0 million in 2011, primarily as a result of a $181.8 million increase in aircraft fuel expenses, an $83.6 million increase in salaries, wages and benefits, a $41.9 million increase in ground operations and $40.7 million increase in aircraft rentals. As a percentage of operating revenue, operating expenses decreased from 94.7% in 2011 to 93.4% in 2012.

Our operating expenses excluding aircraft fuel cost increased at a slower pace, 8.7%, compared to the increase in our operating revenue, 12.5%, reflecting our efforts to reduce controllable costs. As a result, our CASK excluding fuel decreased 1.5% in 2012. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2012	2011	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.57	3.39	5.3%
Salaries, wages and benefits	1.76	1.69	4.2%
Sales and marketing	1.43	1.51	(5.4)%
Ground operations	0.88	0.84	4.3%
Aircraft rentals	0.70	0.65	7.8%
Maintenance and repairs	0.61	0.69	(11.5)%

	Year Ended December 31,
	2012	2011	% Change
	(in US cents)
General, administrative, and other	0.57	0.56	1.5%
Air traffic	0.46	0.54	(13.3)%
Depreciation, amortization and impairment	0.33	0.38	(12.5)%
Passenger services	0.36	0.35	4.7%
Flight operations	0.23	0.24	(3.8)%

Total	10.91	10.84	0.7%
Total (excluding fuel)	7.34	7.45	(1.5)%

Aircraft fuel. Aircraft fuel expense was $1,305.4 million in 2012, a 16.2% increase over $1,123.5 million in 2011, primarily as a result of a 10.8% growth in fuel consumption during 2012 reflecting an 8.5% increase in our block hours and a 5.6% increase in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which increased from an average of $3.15 per gallon in 2011 to an average of $3.33 per gallon in 2012. Our aircraft fuel expense in 2012 was partially offset by gains of $0.5 million, from settlements of our fuel hedge instruments. In turn the cost of fuel per ASK increased 5.3% in 2012 as a result of the foregoing.

Salaries, wages and benefits. Salaries, wages and benefits expense was $644.9 million in 2012, a 14.9% increase over $561.3 million in 2011, primarily as a result of a 4.1% increase in total personnel, from 17,360 at December 31, 2011 to 18,071 at December 31, 2012, mainly related to growth of our operations during 2012, particularly as a result of the growth in our domestic Peruvian operations, increases in variable bonus compensation, cost of living adjustments related to relocating some of our employees to Bogotá and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits increased by 4.2% from 1.69 cents in 2011 to 1.76 cents in 2012.

Sales and marketing. Sales and marketing expenses were $522.6 million in 2012, a 4.4% increase over $500.8 million in 2011, primarily as a result of an increase in travel agent costs and other commissions due to an 11.5% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses decreased from 1.51 cents in 2011 to 1.43 cents in 2012.

Ground operations. Ground operations expense was $321.6 million in 2012, a 15.0% increase over $279.6 million in 2011, primarily as a result of an 8.5% increase in departures in 2012 compared to 2011, as a result of the introduction of 14 new routes during 2012. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations increased 4.3% from 0.84 cents in 2011 to 0.88 cents in 2012.

General, administrative and other. General, administrative and other expenses were $206.7 million in 2012, a 11.9% increase from $184.7 million in 2011, primarily due to an increase in professional fees related to fleet acquisition and special project implementation. In terms of unit cost per ASK, general, administrative and other expenses increased 1.8% from 0.56 cents in 2011 to 0.57 cents in 2012.

Aircraft rentals. Aircraft rentals expense was $255.6 million in 2012, an 18.9% increase over $214.9 million in 2011, primarily as a result of our incorporation of six new aircraft (three A320s, two A330s, and one ATR42) under operating leases in 2012. Although the total number of our aircraft under operating leases decreased from 71 at December 31, 2011 to 70 at December 31, 2012, our operating lease expense increased in 2012 as a result of the increase in the number of wide-body aircraft under operating leases. In terms of unit cost per ASK, aircraft rentals increased 7.7% from 0.65 cents in 2011 to 0.70 cents in 2012.

Maintenance and repairs. Maintenance and repairs expense was $222.7 million in 2012, a 2.4% decrease over $228.3 million in 2011, primarily as a result of an 8.5% increase in block hours in 2012 offset by the benefits of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by creating a modern and homogenous fleet that requires less maintenance and repairs. In terms of unit cost per ASK, maintenance and repairs decreased 11.5% from 0.69 cents in 2011 to 0.61 cents in 2012.

Air traffic. Air traffic expense was $169.7 million in 2012, a 4.4% decrease from $177.4 million in 2011, primarily as a result of initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic decreased 14.8% from 0.54 cents in 2011 to 0.46 cents in 2012.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $122.1 million in 2012, a 3.5% decrease from $126.5 million in 2011, primarily due to impairment losses in 2011 on spare parts and equipment registered related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization and impairment expense decreased 12.5% from 0.38 cents in 2011 to 0.33 cents in 2012.

Passenger services. Passenger services expense was $132.8 million in 2012, a 15.4% increase over $115.0 million in 2011, primarily as a result of a 12.9% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 2.9% from 0.35 cents in 2011 to 0.36 cents in 2012.

Flight operations. Flight operations expense was $84.8 million in 2012, a 6.1% increase over $79.9 million in 2011, primarily as a result of an 8.5% increase in our block hours, partially offset by a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK flight operations decreased 4.2% from 0.24 cents in 2011 to 0.23 cents in 2012.

Operating profit and operating margin

Our operating profit was $280.9 million in 2012, a 38.8% increase from $202.4 million in 2011. Our operating margin increased from 5.3% in 2011 to 6.6% in 2012 as a result of our expenses increasing at a lower rate, 11.0%, than our total operating revenues, 12.5%, primarily due to a 11.5% increase in passenger revenue and a 17.6% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $122.1 million in 2012, a 34.5% increase from $90.8 million in 2011, primarily as a result of $20.6 million one-time event charges related to the phaseout of older aircraft in our cargo fleet in connection with our fleet modernization plan. We decided to phase out two of our leased Boeing 767-200 aircraft in our cargo fleet in 2012 because we planned to replace these aircraft with four new A330F aircraft each with 56% more cargo capacity than the type of aircraft being replaced. Under the terms of the lease governing Boeing 767-200 aircraft, the most economical way for us to phase out these aircraft was to exercise the purchase option contained in these leases and then sell the aircraft. In accordance with International Accounting Standards, or IAS, 17, these two aircraft were recognized as financial leases on our consolidated statement of financial position for financial reporting purposes. Finance lease payables recognized by a lessee are subject to the derecognition provisions of IAS 39. Finance lease payables are derecognized only when the lessee’s obligation in terms of the lease contract is extinguished (i.e. the obligation is discharged or cancelled or expires). As a result of the purchase of the aircraft a new liability is raised for the new debt and the previous finance lease payable is derecognized in accordance with IAS 39.40. The difference between these liabilities is recognized in profit and loss as an interest expense. The average interest rate paid on our indebtedness decreased from 4.55% in 2011 to 4.17% in 2012 due to lower market rates. At the end of 2012, approximately 68.6% of our outstanding debt accrued interest at a fixed rate, which averaged 3.99%.

Interest income. Interest income was $25.0 million in 2012, a 25.7% decrease from $33.6 million in 2011, primarily as a result of lower average interest-earning deposits at banks during 2012, which averaged 2.88% in 2012 compared to 2.71% in 2011.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). For 2012 we recognized a loss in fair value of derivative instruments of $24.0 million compared to a loss of $3.2 million in 2011, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of a 9.0% exchange rate appreciation of the Colombian peso against the U.S. dollar at December 31, 2012 compared with the Colombian peso exchange rate at December 31, 2011, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $49.9 million in 2012, a 56.5% increase compared to current income tax expense of $31.9 million in 2011. Most of this increase relates to the increase of our Colombian taxable income and our exhaustion in 2011 of previously accumulated tax loss carry-forwards. Our deferred income tax expense was $14.8 million in 2012, a 24.2% increase from $11.9 million in 2011.

Our total effective tax rate increased from 30.4% in 2011 to 62.9% in 2012, due mainly to exchange rate differences as of December 31, 2012 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes). Our consolidated total income tax expense primarily consisted of the income tax expense of Avianca in Colombia, and this coupled with the negative impact our other subsidiaries had on our profit before income taxes caused the increase in our total effective tax rate between the two years.

Additionally, our international flights income tax credit increased following the increase in our current income tax.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.

Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements.

Our consolidated financial statements for the years ended December 31, 2013 and 2012 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2013	2012
Aerolíneas Galápagos Aerogal, S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costaricenses S.A.	Costa Rica	92.40%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo S.A.S.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	68.08%	51%

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2013	2012
Isleña de Inversiones, S.A. de C.V.	Honduras	100%	100%
Servicios Aéreos Nacionales S.A.	Costa Rica	100%	100%
Aerospace Investments, Limited	Bahamas	100%	100%
Aviation Leasing Services (ALS), Inc.	Panama	100%	100%
Aviation Leasing Services, Investments (ALS), S.A.	Panama	100%	100%
AVSA Properties II, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five, Limited	Bahamas	Dissolved	100%
Little Plane, Limited	Bahamas	100%	100%
Little Plane Six, Limited	Bahamas	100%	100%
Little Plane Two, Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%
Turboprop Leasing Company, Limited	Bahamas	68%	68%
Technical & Training Services, S.A. de C.V.	El Salvador	99%	99%
Grupo Taca Holdings, Limited	Bahamas	100%	100%
Ronair N.V.	Curaçao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp.	Panama	100%	100%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Getcom International Investments, SL	Spain	50%	—
Avianca Leasing, LLC	USA	—	—
Turbo Aviation Two, Limited	Ireland	—	—

We determined that we have control, in accordance with IFRS, over Getcom International Investments, SL, Avianca Leasing, LLC, and Turbo Aviation Two, Limited, after assessing our ability to direct the relevant activities of these companies, our exposure and rights to variable returns, and our ability to affect the amount the companies’ returns.

Our consolidated financial statements also include the financial statements of 43 special purpose entities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing our consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Goodwill and intangible assets

We measure goodwill initially at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, we recognize the difference as a gain on bargain purchase.

After the initial recognition, we measure goodwill at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

We initially measure intangible assets acquired at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditures are reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

We amortize intangible assets with finite lives over their useful economic lives and then these assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. We review the amortization period and the amortization method for an intangible asset with a finite useful life at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Major maintenance and return conditions

Our aircraft maintenance expense consists of aircraft repair and charges related to light and heavy maintenance of our aircraft and maintenance of components and materials. We account for engine overhaul expense by using the deferral method pursuant to which the actual cost of the overhaul is capitalized and then amortized, based on total estimated flying hours of each overhauled engine or estimated cycles for other components. We record this amortization expense under the operating expenses line item “depreciation, amortization and impairment.” Routine maintenance expenses of aircraft and engines are charged to expense as incurred.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized under the operating expenses line item “maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

Maintenance deposits

Maintenance deposits refer to the payments we make to leasing companies for future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in our consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to us after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in our consolidated statement of comprehensive income. Payments related to maintenance that we do not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Accounting for property and equipment

We measure flight equipment, property and other equipment at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Subsequent costs (replacement of components, improvements and extensions) incurred for scheduled major maintenance of aircraft fuselages and engines are capitalized and depreciated as a separate component until the next scheduled maintenance or return of the asset. The value of the component replaced is written-off. The rest of the repairs and maintenance are charged to expense when incurred.

Depreciation of property and equipment is calculated using the straight-line method over the assets’ estimated useful lives, except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

We evaluate our estimates and assumptions at each reporting period and, if applicable, we adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation, amortization and impairment expense, as required by IFRS.

Lease accounting

As of December 31, 2013, our fleet was comprised of 171 aircraft, 96 of which were owned, two were subject to financial leases and 73 were subject to long-term operating leases.

Finance leases. Leases in terms of which we assume substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments, which is recognized as a liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating leases. Due to the nature of our operating leases, which do not result in an ownership interest in the subject aircraft, we recognize no assets or liabilities with respect to the assets leased. All payments made under such leases, exclusive of the amounts related to maintenance deposits, are recorded as operating expenses.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i) They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii) If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term; or

(iii) In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in a financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Derivative financial instruments

We use derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into profit or loss, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the consolidated statement of comprehensive income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

We use forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in commodity prices.

Revenue recognition

In accordance with IAS 18, we recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. We measure revenue at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Passenger and cargo transportation. We recognize revenue from passenger and cargo transportation as earned when the service is rendered.

We are required to charge and collect certain taxes and fees on our passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. We record a liability when the amounts are collected and derecognize the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of our ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to revenue being recognized. We believe that the credit risk associated with these receivables is minimal.

Cargo is carried out in our dedicated freighter fleet and, to the extent of excess capacity, in the bellies of our passenger aircraft.

Aircraft leasing. We lease certain aircraft to third parties under operating lease agreements and recognize aircraft leasing income as other revenue in our consolidated statement of comprehensive income when it is earned, according to the terms of each lease agreement.

Frequent flyer. Our LifeMiles frequent flyer program is designed to retain and increase traveler loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on our airlines or our alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities.

Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” until redemption. The amount of revenue deferred is measured by applying statistical techniques based on the market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences.

Employee benefits

We sponsor defined benefit pension plans, which require contributions to be made to separately administered funds. We have also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to our creditors, nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (2011), we determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

Recently Issued and Amended Accounting Standards and Interpretations

We applied, for the first time, certain standards and amendments including IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 1 Presentation of Financial Statements. Several other amendments apply for the first time in 2013. However, they do not impact our Consolidated Financial Statements or our Interim Condensed Consolidated Financial Statements. The nature and the impacts of each new standards and amendments are described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impacts presentation and has had no impact on our financial position or result of operations.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening Consolidated Statement of Financial Position, presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on our financial position or performance since we did not have retrospective restatements or reclassifications of items in the Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The adoption of IFRS 7 had no material impact on our financial position or performance, additional disclosures are provided in the notes to the financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 has had no significant impact on our financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on our position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries, for example, where a subsidiary is controlled with less than a majority of voting rights. While we have subsidiaries with non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in the notes to the financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on our financial position or results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. We provide these disclosures in the notes to the financial statements.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. We have not recognized or reversed impairment loss as of December 31, 2013. Accordingly, these amendments will be considered for future disclosures but has no impact on our financial position or results of operations.

We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Standards Issued but not yet Effective

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9. Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will not have an impact on classification and measurements of our financial liabilities. We will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to us, since none of our entities would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to us.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. We do not expect that IFRIC 21 will have a material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. We have not novated any derivatives in the periods presented but will consider this relief in the event of any future novations.

Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $288.7 million as of December 31, 2011, $403.0 million as of December 31, 2012 and $735.6 million as of December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, we had 17 unsecured revolving credit lines with financial institutions providing for working capital financing of up to $168.0 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $36.3 million as of December 31, 2011, $52.7 million as of December 31, 2012 and $94.0 million as of December 31, 2013. As of December 31, 2013 and 2012, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $185.2 million and $194.7 million, respectively, for working capital purposes.

The average interest rate for all of our financial debt as of December 31, 2013 was 4.47%.

In addition, we are a holding company and our ability to repay our indebtedness and pay dividends to holders of the ADSs, each of which represents eight preferred shares, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Covenants contained in Avianca’s Local Bonds (as defined below) restrict Avianca’s ability to make dividends and other payments to us. These restrictions are described in more detail in “—Debt and Other Financing Agreements—Series A, B and C Local Bonds.”

We believe that the above-mentioned sources, including our revolving credit lines and the cash flow generated from operating activities, are sufficient for our present working capital requirements.

In addition, we do not expect our dividend payment policy (15% of the distributable profits of each year) to have a significant impact on our liquidity. For the next five years we estimate that, if dividends are paid in accordance with this policy, the dividend policy would have an average effect of approximately $46.1 million, or 5.7% of our estimated average yearly cash and cash equivalents of $814.0 million. In 2012, the first year we applied the dividend payment policy, the effect was $25.6 million, or 6.4%, of 2012 total cash and cash equivalents. In 2013, the effect was $36.9 million, or 5.0%, of 2013 total cash and cash equivalents.

We currently expect to fund the costs required for the construction of our planned MRO facility with additional debt financing. See “Recent Developments—New Maintenance, Repair and Operations (MRO) Facility in Medellín.”

Cash Flows provided by Operating Activities

Our cash flow from operating activities is generated primarily from passenger and cargo sales less our payments for aircraft leases, fuel, maintenance, ground operations, payroll related expenses, marketing, income taxes and capital expenditures. We use our cash flows provided by operating activities to provide working capital for current and future operations.

In 2013, net cash flows provided by operating activities were $544.6 million, a 39.2% increase over $391.2 million in 2012, primarily due to an increase in profitability as a result of a net profit of $248.8 million in 2013 compared to a net profit of $38.3 million in 2012. Net profit after non-cash items was $549.9 million in 2013, a 62.8% increase from $337.8 million in 2012, primarily due to a $311.8 million, or 8.8%, growth in passenger revenues resulting from an increase of 7.3% in RPKs, a 1.4% increase in our average yield and a $28.1 million increase in cargo and other revenues including an $11.1 million increase in LifeMiles revenues, partially offset by a $235.9 million, or 5.9%, increase in our operating expenses. Also contributing to the change in our operational cash flow in 2013 compared to 2012 was an increase in cash flow generated by air traffic liability (liability related to tickets sold in the period but not flown in the period) of $44.8 million, resulting from higher advance ticket sales, a $24.1 million change in cash flow generated by provisions, resulting from provisions relating to return conditions payments of leased aircraft (the change in provisions was primarily the result of reimbursement of maintenance reserves, which contributed to increased operating cash because we received cash that was previously held in reserve), partially offset by a decrease in cash flow generated from accounts receivable of $3.1 million, resulting from the growth in our ticket sales, which resulted in incremental accounts receivable from travel agencies selling our tickets (which contributed to a decrease in operating cash because of the greater amount of accounts that had not been paid in cash), a decrease in cash flow from accounts payable and accrued expenses of $13.0 million resulting from a reduction of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts), and a decrease in cash flow from employee benefits of $79.9 million resulting from updated actuarial calculations as a result of changes in discount rates generated by changes in government treasury rates and other variables (which contributed to a decrease in operating cash because more of our cash was used to fund pension liabilities).

In 2012, net cash flows provided by operating activities were $391.2 million, an 18.4% increase over $330.3 million in 2011, despite a decrease in net profit of $61.6 million, from $99.9 million in 2011 to $38.3 million in 2012. Net profit after non-cash items was $337.8 million in 2012, a 15.5% decrease from $399.9 million in 2011, primarily as a result of a $396.7 million, or 11.0%, increase in operating expenses and losses from foreign exchange translation adjustments.

Our growth in operating cash flows in 2012 was primarily due to cash flow generated by air traffic liability (liability related to tickets sold in the period but not flown in the period) of $51.0 million, an increase of $23.2 million from 2011, resulting from increased advance ticket sales, an increase in cash flow from deposits and other assets of $78.0 million, resulting from maintenance work performed on aircraft and engines that reduced the amount of deposits we were obligated to keep with lessors (which contributed to an increase in operating cash because more cash was held by us instead of on deposit with lessors), a $38.3 million increase in cash flow from accounts receivable, resulting from improved collection practices for receivables from travel agencies selling our tickets and a decrease in the balance of receivables from related parties (which contributed to an increase in operating cash because of the greater amount of accounts from which we had received payment in cash), and a $71.2 million increase in cash flow generated by employee benefits resulting from updated actuarial calculations as a result of changes in discount rates generated by changes in government treasury rates (which contributed to an increase in operating cash because less of our cash was used to fund pension liabilities).

These cash inflows were partially offset by increased lease payments on new aircraft of $40.7 million due to fleet expansion, higher fuel costs of $181.8 million due to an increase of 8.5% in departures, increased ground operations costs of $41.9 million due to increase in operations and increased payroll expenses of $83.6 million due to a 4.1% increase in full time employees. In addition, our operating cash inflows were offset partially by a decrease in cash flow from accounts payable and accrued expenses of $93.5 million resulting from a reduction of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts) and $13.7 million decrease in cash flow from expendable spare parts resulting from increased operations and increased inventories for new destinations (which contributed to a decrease in operating cash flow because we used more cash to acquire spare parts).

Cash Flows used in Investing Activities

Our investing activities primarily consist of capital expenditures related to aircraft, special projects and advance payments on aircraft purchase contracts. Additionally, we use cash for the purchase of spare parts and equipment related to expanding our aircraft fleet.

In 2013, cash flows used in investing activities were $483.3 million, a 60.7% increase from cash flow used in investing activities of $300.8 million in 2012, primarily as a result of increased advance payments on aircraft purchase contracts and a decrease in redemptions of certificates of bank deposits in 2013.

In 2012, cash flows used in investing activities were $300.8 million, a 19.0% decrease over $371.2 million in 2011, primarily as a result of our purchase of eight new Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft, as part of our fleet modernization plan.

Cash Flows provided by Financing Activities

Our financing activities primarily consist of the financing of our fleet and working capital needs.

In 2013, cash flows provided by financing activities were $289.3 million, a 1,627% increase from cash flows provided by financing activities of $16.7 million in 2012, primarily as a result of proceeds from the 8.375% Senior Notes due 2020 and the issuance in our initial public offering of American depositary shares representing shares of our preferred stock in November 2013. Also affecting cash flows provided by financing activities were proceeds from new loans and borrowings of $238.6 million, compared to $465.1 million in 2012, used to finance our purchase of aircraft, partially offset by principal payments of financial obligations of $292.6 million ($285.8 million in 2012), interest payments of $98.7 million ($109.9 million in 2012) and dividends of $36.9 million ($25.6 million in 2012).

In 2012, cash flows provided by financing activities were $16.7 million, a 70.6% decrease from $57.0 million in 2011, primarily as a result of proceeds of $270.3 million related to an issuance of our preferred stock in 2011 (with no corresponding issuance in 2012), partially offset by proceeds from new loans and borrowings of $465.1 million in 2012, compared to $229.9 million in 2011, used to finance our purchase of eight Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft. Also affecting cash flows provided by financing activities were principal payments of financial obligations of $285.8 million ($331.4 million in 2011), interest payments of $109.9 million ($85.8 million in 2011) and dividends of $25.6 million (in 2011 we did not pay dividends).

Debt and Other Financing Agreements

Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from the need to purchase additional aircraft that are financed using finance leases (including export credit agency backed financing), commercial loans, operating leases or accessing the capital markets. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines and/or short term loan facilities.

As detailed further in the table below, as of December 31, 2013, our total outstanding debt was $2,265.5 million, an increase of $411.5 million over our total debt of $1,854.4 million as of December 31, 2012. Total debt as of December 31, 2013 consisted of $1,951.3 million in long-term debt and $314.2 million in current installments of long-term debt and short-term borrowings. We had 17 unsecured revolving lines of credit with different financial institutions as of December 31, 2013, for a total of $168.0 million. As of December 31, 2013, we had $94.0 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2013 under all of our indebtedness was 4.47%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	80.8%	19.2%	1,488.1	3.10%
Aircraft	Euros	100.0%	0.0%	28.7	2.77%
Corporate	U.S. Dollars	29.7%	70.3%	169.3	3.97%
Corporate	Colombian Pesos	19.6%	80.4%	20.2	7.76%
Bonds	Colombian Pesos	0.0%	100.0%	259.5	8.10%
Bonds	U.S. Dollars	100.0%	0.0%	298.6	8.38%
Local leasing	Colombian Pesos	0.0%	100%	1.1	8.94%

Total		69.9%	30.1%	2,265.5	4.47%

Series A, B and C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $38.9 million of Series A bonds due 2014, $82.3 million of Series B bonds due 2016 and $138.2 million of Series C bonds due 2019 which we refer collectively as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us. On or prior to December 31, 2015, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	the debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (net income + noncash (interest) expenses + financial expenses (depreciation and amortization) + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend is not more than 20% of Avianca’s EBITDA for the fiscal year prior to such payment; and

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings.

As of December 31, 2013, the ratio of Avianca’s adjusted EBIDAR to debt service obligations for purposes of the Local Bonds was 1.4 times.

On or after January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (as described above) to debt service obligations (as described above)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•	after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15% of its scheduled debt service projected for such fiscal year.

The events of default under the Local Bonds include failure to timely pay principal or interest, litigation matters resulting in a material adverse effect not remedied within 75 days, liquidation, acceleration of debt not remedied within 30 days and breaches of covenants and other agreements.

Under the Local Bonds, Avianca is restricted from making certain additional investments (other than investments in Avianca’s fleet) and incurring or guaranteeing additional debt during periods when the debt service ratio described above is less than 1.4 to 1 and a leverage ratio is greater than 4.5 to 1.

The terms above describe the Local Bonds as amended by Addendum No. 2 to the Local Bonds Prospectus, which was approved by the Colombian Financial Superintendency and the Bondholders Assembly on February 24, 2014 and on December 5, 2013, respectively. Addendum no. 2 primarily increased the flexibility of the covenants initially imposed on Avianca by, among other modifications:

•	expanding the scope of permitted investments in affiliated airlines, by increasing the cap on said investments from 2.5% to 4% of the operational income of Avianca during the prior year;

•	including a new exception to the prohibition to secure obligations of third parties, allowing Avianca to secure obligations of its affiliated airlines, provided that certain performance ratings are fulfilled;

•	increasing the maximum amount of dividends that can be distributed (from 12% to 20% of the EBITDA for the prior year); and

•	increasing the leverage ratio from 3.5x to 4.5x.

Bank Loans and Export Credit Agency Guarantees

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. In the future, we may not be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on terms acceptable to us or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect.

As of December 31, 2013, our fleet contained 171 aircraft (including eight aircraft subleased to OceanAir and eight inactive aircraft) comprised of 164 passenger aircraft and seven cargo aircraft, 73 of which were subject to operating leases, two of which were subject to financial leases and 96 of which were owned. Of the 96 owned aircraft, 21 are owned outright, 58 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs, and 17 have been financed with loans without ECA guarantees. During 2013, we financed the purchase of five additional jet aircraft and two regional aircraft with loans provided by commercial lenders with the support of guarantees issued by ECAs for an aggregate amount of $317.8 million. These loans mature in 2025.

Under the terms of our commercial bank loans with guarantees from ECAs, we currently obtain an 80% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to LIBOR. In order to take advantage of current low interest rate levels, we elected to fix the five jet aircraft that we financed during 2013 at an average interest rate of 3.03%.

Typically aircraft are financed through commercial debt with an export credit agency guarantee in bundles of three to five aircraft to optimize legal fees and to obtain competitive prices. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks in the U.S. and Europe.

The following table shows our outstanding fleet financing debt by lending bank, ECA guaranteed loans and direct financial loans, as of December 31, 2013:

Bank	ECA Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of US$)
Barclays	154.3	—	154.3
Bayern	28.7	—	28.7
BNDES	104.2	—	104.2
BNP Paribas	264.1	57.2	321.3
Calyon	37.0	—	37.0
CFC	—	6.1	6.1
Citibank	184.3	—	184.3
Eximbank	5.8	—	5.8
JP Morgan	517.8	—	517.8
KFW	—	36.9	36.9
Natixis	36.3	55.1	91.4
Gecas	—	—	—
Wells Fargo	29.0	—	29.0

Total	1,361.5	155.3	1,516.8

Subsequent to the combination of Avianca and Taca, we agreed with the ECAs on a standard transaction structure, or the Avianca-ECA Structure, based on the then-current Taca structure, to be used in all ECA-supported deliveries. The documentation for Avianca aircraft delivered prior to the combination was subsequently restructured to harmonize it with the agreed post-combination structure, while the documentation for Taca aircraft delivered prior to the combination was subsequently cross-collateralized with the Avianca fleet.

In addition, with the exception of the structure used for the pre-combination Taca deliveries, these financings impose certain restrictions on us and require us to maintain compliance with certain financial covenants.

The agreed Avianca-ECA Structure, which applies to post-combination Avianca deliveries, post-combination Taca deliveries and pre-combination Avianca deliveries, requires us to maintain compliance with financial covenants. Under these covenants, we must maintain an EBITDAR coverage ratio of not less than 1.85 to 1.00 from January 1, 2014 to December 31, 2014, and of not less than 2.00 to 1.00 from January 1, 2015 onward. Additionally, these financial covenants require that we maintain a capitalization ratio of not more than 0.86 to 1.00 from January 1, 2014 onward.

This structure also imposes a negative pledge on us which prevents us from creating or permitting any security interest over any of our assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than fifty per cent (50%) of our issued capital stock (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

We also financed aircraft through commercial financings not supported by ECAs using documentation similar to the Avianca-ECA Structure. This structure also imposes financial covenants that mirror those from ECA documentation.

Senior Notes

On May 10, 2013, we completed a $300,000,000 private offering of our Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended.

Avianca Credit Agreement

Avianca is party to a credit agreement, dated September 13, 2012, with Banco Davivienda S.A. providing for borrowings of $40,000,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Tampa Credit Agreement

Tampa Cargo S.A.S. is party to a credit agreement, dated July 27, 2012, with Banco Davivienda S.A. providing for borrowings of $20,750,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Taca International Credit Agreement

Taca International is party to a credit agreement, dated December 13, 2010, or the Taca International Credit Agreement, with Banco Davivienda S.A. (formerly known as HSB Salvador) providing for borrowings of $15,000,000. These borrowings accrue interest at three-month LIBOR plus 4.46% and are repayable in quarterly installments over a five-year term. Under this credit agreement, Taca is required to maintain compliance with financial covenants, consisting of:

•	an EBITDAR Coverage Ratio greater than or equal to 1.25 to 1.00 at the end of each reporting period;

•	a Leverage Ratio less than or equal to 6.00 to 1.00 at the end of each reporting period.

New Aircraft and Engine Purchases

As of December 31, 2013, we had entered into several agreements to acquire up to 15 Boeing 787s for delivery between 2014 and 2019, 64 Airbus A320 family aircraft for delivery between 2013 and 2019 and 11 ATR72s for delivery between 2014 and 2015. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations, our November 2013 U.S. initial public offering and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery. In addition to these firm orders, we have purchase options for ten Boeing 787s, 21 Airbus A320s, 15 ATR72s and 16 Embraer E190s.

The following table sets forth our firm contractual deliveries currently scheduled through 2019:

Aircraft Type	2014	2015	2016	2017	2018	2019	Total
Boeing 787	4	3	3	2	—	3	15
Airbus A319S	6	7	—	—	—	—	13
Airbus A320S	2	2	8	—	—	—	12
Airbus A321S	6	—	—	—	—	—	6
Airbus A319neo	—	—	—	7	9	3	19
Airbus A320neo	—	—	—	3	2	5	10
Airbus A321neo	—	—	—	1	1	2	4
ATR72	10	1	—	—	—	—	11

Total(1)	28	13	11	13	12	13	90

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and 16 Embraers. Does not include one Airbus A330F that we have a firm contract delivery for in 2014 because this aircraft will be leased to OceanAir.

The Company also has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2013 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ thousands)
Aircraft and engine purchase commitments(2)	9,149	1,994	4,266	2,889	—
Aircraft operating leases	905	243	475	178	9
Aircraft debt(3)	1,516,779	170,780	352,512	349,414	644,073
Bonds	558,120	38,852	82,182	92,017	345,069
Other debt	190,597	104,533	69,472	16,592	—
Interest expense	482,242	99,187	164,159	124,676	94,220

Total	2,757,792	415,589	673,066	585,766	1,083,371

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	Includes obligations under debt used to finance owned and finance leased aircraft.

Pension Liabilities

We update the value of our pension plan liabilities at each reporting period based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of December 31, 2013, we had outstanding retirement pension plan and employee benefits obligations in the amount of $328.7 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa. The pension liabilities of SAM S.A. (a company merged with Avianca in 2010), which are paid under the terms of a judgment rendered by the civil court circuit 32 of Colombia on February 28 2012, required Avianca to create a warranty with shares of Aviation Leasing Services (ALS) Inc. (a subsidiary of Avianca) and make accelerated payments into CAXDAC, the Colombian pilots’ pension fund, including a deposit equivalent to 15% of the value of such liabilities as certified by the Superintendency of Ports and Transport dated June 25, 2010 (based on the actuarial value by SAM at December 31, 2008) and 36 monthly agreed additional payments culminating in August 2015.

The calculation includes statutory pension obligations or additional pension obligations. Also, the calculation includes the obligations for funding pension obligations in respect of civilian aviators assumed by CAXDAC.

Trend Information

During 2014, we currently expect to continue growing our passenger business segment. Fuel prices have remained relatively stable to date in 2014 but volatility still remains inherent in the commodity. In addition, international political conflicts especially in the Middle East and Ukraine put additional pressure on international fuel prices, which is significant to us because fuel costs represent approximately 30% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

During 2014 specifically, we currently expect revenue growth in the passenger operations, reflecting our capacity expansion and traffic growth during 2013, however, we expect this growth will be mediated the reduction, and simultaneous redeployment, of our capacity, expressed in ASKs, to Venezuela and, in the short term, by the grounding of our Fokker 50 fleet. Our capacity, measured in ASKs, increased 6.1% during 2013 compared to 2012. In addition, our passenger traffic, measured in RPKs, grew 7.3%, reaching a consolidated load factor of 80.5%, surpassing 2012 load factor by 0.9 percentage points. As a result, operating revenues increased to $4,609.6 million, up 8.0% from 2012 due mainly to an 8.8% increase in passenger revenues driven by a 6.6% growth in passenger traffic over 2012 figures. Cargo and other revenue increased by 3.9%, primarily as a result of an increase in our cargo and loyalty program revenues.

We also expect increased expenses in the first half of 2014 compared to 2013 due to increased costs associated with the redeployment of the aforementioned capacity to other markets, one-time write-offs related to our exercise of a lease purchase option for two Boeing 767-200 aircraft (which resulted in our purchasing these aircraft above market value), maintenance costs and write-offs associated with the grounding of our Fokker 50 fleet as well as increased costs associated with launching our new route between Bogotá and London.

During 2014, we expect to take delivery of 14 Airbus A320 family aircraft, as well as one additional A330 and four Boeing 787 aircraft for long-haul routes. Additionally, we expect to receive ten new ATR72 turboprop aircraft for domestic operations in Colombia and Central America in connection with our fleet modernization program.

In our cargo business, we will continue to adjust service in response to weakened demand in our core markets and to macroeconomic conditions. We expect import flows to Latin America to recover, but weaker cargo markets globally might drive additional competition. We will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with the our integrated passenger/cargo business model.

We also seek to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational productivity through the standardization of our operational technology platform, productivity improvements in airports, and realizing the simplification benefits of our brand and operations integration.

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2013, 73 of the 171 jet aircraft in our fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2013, the balance of our off-balance sheet arrangements was $841.2 million.

Restrictions on Repatriation of Cash from Venezuela

On December 31, 2013, we held $372.1 million in assets located in Venezuela, of which 87.6% were cash and cash equivalents. On a consolidated basis, our cash and cash equivalents in Venezuela represented 44.3% of our total cash and cash equivalents, and our total assets in Venezuela represented 7.2% of our total assets, in each case as of December 31, 2013. See “Recent Developments—Restrictions on Repatriation of Cash from Venezuela.”

Quantitative and Qualitative Disclosure of Market Risk

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use heating oil options and futures agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2013 cost per gallon of fuel. Based on our 2013 fuel consumption, such an increase would result in an increase to our fuel expense of approximately $13.3 million in 2014, not taking into account our derivative contracts. At December 31, 2013, we had hedged approximately 37% of our projected 2014 fuel requirements.

The following table sets forth our fuel swaps and options at December 31, 2013.

	Maturing before 1 Year	Maturing after 1 Year	Total
(in $ thousands)
Options	2,698.48	—	2,698.48
Swaps	12,868.27	—	12,868.27

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1% higher on average in 2014 than they were during 2013, our interest expense would increase by approximately $4 million, and the fair value of our debt would decrease by approximately $89.5 million. If interest rates are 10% lower on average in 2014 than they were in 2013, our interest income from cash equivalents would decrease by approximately $1.1 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2013.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2013, approximately 68.0% of our revenue and 64.2% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 24.5% of our revenues and 22.7% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the U.S. dollar against the Colombian peso could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $1.8 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Recent Developments—Restrictions on Repatriation of Cash from Venezuela.”

2013 Revenues and Expenses Breakdown by Currency

	Revenue	Costs and Expenses
U.S. Dollar	68.0%	64.2%
Colombian Peso	24.5%	22.7%
Euro	4.3%	2.6%
Other	3.1%	10.5%